Exhibit 99.1

Copernic Announces a Change of Auditors

Montreal, Canada, April 22, 2009 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today announced the appointment of Raymond Chabot Grant Thornton (RCGT) as its new independent registered public accounting firm to perform Copernic’s annual financial statement audit, as well as quarterly reviews of the company's financial statements that will be filed during the fiscal year, all subject to the approval of its shareholders at the Company’s next annual meeting of shareholders to be held on June 17, 2009.

RCGT, headquartered in Montreal, is the largest Quebec owned public accounting and management consulting firm with more than 90 offices in Quebec, Ontario and New Brunswick. Its second largest office is in Quebec City where Copernic has recently consolidated its operations. RCGT is part of Grant Thornton International, one of the six largest global accounting organizations with over 500 offices in more than 100 countries. Some of RCGT’s partners are members of Grant Thornton’s Board of Governors.

Copernic had previously engaged RSM Richter, LLP (RSM Richter) which audited the company’s financial statements for 2003 through 2008, and performed quarterly reviews through December 31, 2008.

There were no disagreements with RSM Richter for the years ended December 31, 2008 and 2007 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of RSM Richter would have caused them to make reference thereto in their reports on the financial statements for such periods. RSM Richter’s reports on the Company’s financial statements for the last two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

“Copernic has engaged RSM Richter for many years, and we have great respect for the firm and its professionals,” said Jean-Rock Fournier, Vice President of Finance and Chief Financial Officer. “We believe however that RCGT will provide us with audit services of the highest quality, in a manner that is more cost efficient since they have a local presence in Quebec City. RCGT is a nationally known and well-respected accounting firm with extensive experience providing accounting services for public companies.”

“We are excited about the opportunity to build a relationship with a new audit firm, and we are looking forward to working with the RCGT team as outside auditor and trusted business advisor,” added Mr. Fournier.

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over 1 billion search requests per month and has media placement partnerships established in North America and Europe.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Jean-Rock Fournier, CA
Vice President Finance and Chief Financial Officer
Telephone Toll Free:  (877) 289-4682 #139
Telephone: (418) 527-0528
Email:  jrfournier@copernic.com
Website:  www.copernic-inc.com